08732

EXHIBIT 4.14

NUMBER

WG

WaferGen Bio-systems, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

SHARES

COMMON STOCK

CUSIP 93041P 30 8

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES that

SPECIMEN

is the owner of

FULLY PAID AND NONASSESSABLE SHARES OF THE COMMON STOCK, PAR VALUE OF $0.001 EACH OF

WaferGen Bio-systems, Inc.

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

DATED:

TREASURER

WaferGen Bio-systems, Inc.
Corporate
Seal
NEVADA

PRESIDENT

COUNTERSIGNED AND REGISTERED:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
(JERSEY CITY, NJ)
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED OFFICER